Exhibit 99(c)(15)

Mercury Air Group, Inc.
Cash to Buyout Fractional Shares at Various Premiums

	Price As of:
		Previous 10	Previous 20	Previous 30
Date:	Today	Trading Days	Trading Days	Trading Days	1-Month
Price:	$3.46	$3.62	$3.60	$3.64	$3.58

18% Premium:	$4.08	$4.27	$4.25	$4.30	$4.23
20% Premium:	$4.15	$4.34	$4.32	$4.37	$4.30
22% Premium:	$4.22	$4.41	$4.39	$4.44	$4.37
24% Premium:	$4.29	$4.48	$4.47	$4.51	$4.44

Fractional Shares Estimate:	192,613

Cash to Buy Shares
18% Premium:	$786,400	$821,857	$818,675	$827,311	$814,272
20% Premium:	$799,729	$835,786	$832,550	$841,334	$828,074
22% Premium:	$813,058	$849,716	$846,426	$855,356	$841,875
24% Premium:	$826,387	$863,646	$860,302	$869,378	$855,676